

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2014

Via E-mail
Mr. Jinshan Dai
President, Treasurer and Secretary
Adamas Ventures, Inc.
Room 1403, No. 408 Jie Fang Zhong Road
Guangzhou, Guangdong
PR China, 510030

> **Re: Adamas Ventures, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 11, 2014**
> **File No. 333-194492**

Dear Mr. Dai:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

1.   We note the revised disclosure in response to comment 1 in our letter dated May 20, 2014, including the disclosure that you intend to sell baby products directly to retailers. However, on pages 15 and 17 you disclose that you intend to enter into agreements with numerous baby product distributors and "the distributors will market and sell the products to their retail clients." Please revise the disclosure throughout the prospectus to clarify whether you intend to sell the baby products through distributors.

2.   We note your response to comment 4 in our letter dated May 20, 2014 and disclosure that you "expect operations to begin to generate revenues approximately twelve months after completion of this offering…." Given that you have no employees or operations, please revise to provide a basis for your projections. See Item 10(b) of Regulation S-K.

Use of Proceeds, page 11

3.   We note your revised disclosure and response to comment 7 in our letter dated May 20, 2014. Please revise to describe how you can implement your "full business plan" with as little as $2,500. Your revised disclosure should clearly describe the limited nature of the activities you would be able to conduct with de minimis proceeds in this offering.

Estimated Expenses for the Next Twelve-Month Period, page 16

4.   We reissue comment 8 in our letter dated May 20, 2014. Please reformat the tabular disclosure on page 16 such that the figures provided are aligned with the appropriate category of expenses. For example, there are no figures present in the "Establishing an office" row while figures are included in the undesignated row below "Other Expenses."

Financial Statements, page 23

5.   Please amend to include your financial statements for the interim period ended April 30, 2014. We refer you to Rule 8-08 of Regulation S-X for guidance.

Report of Independent Registered Public Accountant, page F-1

6.   The revisions to the audit report on your financial statements do not address our prior comments 11 and 12 in their entirety. Please have your auditor further revise their audit report to (a) remove the references to the report of other auditors from both the second and third paragraphs; and (b) state in the third (opinion) paragraph the specific period of your results of operations and cash flows covered by their opinion, such as the period from inception (January 31, 2014) to January 31, 2014.

Exhibits

7.   We note your revised disclosure on pages 11 and 16 that in the event the company sells 25% or less of the offering, "Mr. Dai has agreed to loan the Company funds in order to supplement any cash shortage." Please file a written description of this verbal agreement as an exhibit to the registration statement. See Compliance and Disclosure Interpretations, Regulation S-K, Question 146.04, which is available on our website. Additionally, please revise the prospectus where appropriate to disclose, if true, that Mr. Dai's agreement(s) is (are) not contractually binding.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Jill Arlene Robbins, Esq.